FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 26 July 2024

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

_______________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__         Form 40-F _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

26 July 2024

NatWest Group plc

NatWest acquires Metro Bank mortgage portfolio

NatWest Group plc (“NatWest Group”) today announces that it1 has entered into an agreement with Metro Bank plc (“Metro Bank”) to acquire a £2.5 billion portfolio of prime UK residential mortgages, with a weighted average current loan to value of c.62%.

On completion of the transaction2 NatWest Group expects to welcome around 10,000 customer accounts which will continue to be serviced by Metro Bank, in accordance with current arrangements, following the transfer to NatWest Group.

Commenting on the transaction, Paul Thwaite, CEO of NatWest Group said,

“Following today’s announcement, we are acquiring £2.5 billion of prime residential mortgages from Metro Bank and, as a result, look forward to welcoming around 10,000 customers to NatWest Group.

“This transaction is a further opportunity to accelerate the growth of our Retail mortgage book within our existing risk appetite, with attractive returns. It is in line with our strategic priorities and builds on our recent acquisition from Sainsbury’s Bank.

“We are focussed on a smooth transition and have a strong track record of successful integration with Metro Bank, following our previous acquisition of mortgages in 2020.”

The impact of the transaction, based on NatWest Group’s CET1 ratio at 30 June 2024, equates to a reduction of less than 10 basis points.3

Additional information

1.	NatWest Group is entering into this transaction through its subsidiary, National Westminster Bank plc.

2.	Completion of the transaction is conditional on a satisfactory response from the Competition & Markets Authority. Subject to this, completion is expected to occur during H2 2024.

3.	NatWest Group reported a Common Equity Tier 1 (CET1) ratio of 13.6% at 30 June 2024.

Further Information

Investor Relations

Claire Kane

Director of Investor Relations

+44 (0) 20 7672 1758

NatWest Media Relations

+44 (0) 131 523 4205

Legal Entity Identifiers

NatWest Group plc: 2138005O9XJIJN4JPN90

National Westminster Bank plc: 213800IBT39XQ9C4CP71

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document includes forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group’s exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, NatWest Group plc’s Interim Management Statement for Q1 and H1 2024 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	26 July 2024	By:	/s/ Dearbhla Kelly
			Name:	Dearbhla Kelly
			Title:	Assistant Secretary